June 13, 2019

VIA EDGAR

Mr. Eric Atallah

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	SMART Global Holdings, Inc.
Form 10-K for the Fiscal Year Ended August 31, 2018
Filed October 30, 2018
Form 10-Q for the Quarterly Period Ended March 1, 2019
Filed March 28, 2019
File No. 001-38102

Dear Mr. Atallah

We are writing in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”), dated June 7, 2019, regarding the above noted filings of SMART Global Holdings, Inc. (the “Company”) and the Company’s response dated May 15, 2019. We understand that the review and comment process is designed to assist us in ensuring our compliance with applicable disclosure requirements and to enhance the overall disclosures in our filings. The Staff’s comments and related response from the Company are set forth below.

Form 10-Q for the Quarterly Period Ended March 1, 2019

Note 1 – Basis of Presentation and Principles of Consideration

(d) Revenue, Page 8

1.	We note your response to prior comment 2 regarding the presentation of gross billings. Please revise future filings to clarify what your gross billings represent and the relationship of gross billings in the context of your role as an agent to revenue recognized, cash flows, and changes in your working capital accounts.

•	The Company respectfully acknowledges the Staff’s comment and advises that in future filings, beginning with the Form 10-Q for the quarterly period ended May 31, 2019, the Company will clarify what its gross billings represent and the relationship of gross billings in the context of its role as an agent to revenue recognized, cash flows, and changes in its working capital accounts.

* * *

Should you have any questions regarding our responses above or require any additional information, please do not hesitate to contact the undersigned at 510-624-8134.

Sincerely,

/s/ Jack Pacheco

Jack Pacheco

Chief Financial Officer

cc:	Alan Denenberg, Esq.
Davis Polk & Wardwell

Brian Baer, Partner
Deloitte & Touche LLP

Ian Nasman, Partner
Deloitte & Touche LLP